

June 14, 2011

Via Facsimile
Dror Harel-Elkayam
Chief Financial Officer
Attunity Ltd.
70 Blanchard Road
Burlington, MA 01803

>   **Re: Attunity Ltd.**
>   **Registration Statement on Form F-3**
>   **Supplemental response of May 4, 2011**
>   **File No. 333-173205**

Dear Mr. Harel-Elkayam:

We have reviewed your response letter dated May 4, 2011 and have the following comment.

<u>General</u>

1.   We are unable to concur with your conclusion that the registration of resales of shares underlying not-yet-issued warrants is appropriate at this time. In this respect, we note that you would seek to rely on Section 4(2) in connection with the exercise of those warrants. However, the public solicitation of investors in the shares of common stock underlying the warrants does not appear consistent with the requirement that the offer and sale of the shares underlying the warrants not involve a "public offering." It appears that because the sale of the warrants was not complete prior to the time of the filing of the registration statement, Rule 152 may not be relied upon to separate the issuance of the warrants (and underlying shares) to the holders of the Rights from the resales of the underlying shares to public investors. Please remove the 349,521 shares underlying the warrants that were not outstanding when you filed the registration statement from the filing. It would appear more appropriate to register the resale of those underlying shares once the warrants are issued.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477. If you then require further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: 972-3-608-9810
        Ido Zemach, Adv.
        Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.